SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G/A*
                                 (Rule 13d-102)

                                 Amendment No. 1

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                           Heartland Bancshares, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    42234A107
                                 (CUSIP Number)

                                December 31, 2006
             (Date of event which requires filing of this statement)



     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:


     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                              (Page 1 of 10 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42234A107                13G/A                    Page 3 of 10 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                          Tontine Financial Partners, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                          -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                          118,065
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                          -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                          118,065
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                          118,065
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                      [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                          8.36%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                          PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 42234A107                13G/A                    Page 4 of 10 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY
                                          Tontine Management, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                          -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                          118,065
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                          -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                          118,065
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                          118,065
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                      [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                          8.36%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                          IA
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 42234A107                13G/A                    Page 5 of 10 Pages


----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY
                                                          Jeffrey L. Gendell
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                        United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                          -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                          118,065
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                          -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                          118,065
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                          118,065
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                      [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                          8.36%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                          IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 42234A107                13G/A                   Page 6 of 10 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is Heartland Bancshares, Inc. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 420 North Morton Street, P.O. Box 469, Franklin, Indiana 46131.

Item 2(a).     Name of Person Filing:

     This statement is filed by:

       (i) Tontine Financial Partners, L.P., a Delaware limited partnership ("TFP") with respect to the shares of Common Stock directly owned by it;

       (ii) Tontine Management, L.L.C., a Delaware limited liability company organized under the laws of the State of Delaware ("TM"), with respect to the shares of Common Stock directly owned by TFP;

       (iii) Jeffrey L. Gendell, a United States citizen ("Mr. Gendell") with respect to the shares of Common Stock directly owned by TFP.

              The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CUSIP No. 42234A107                  13G/A                   Page 7 of 10 Pages

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of each of the Reporting Persons is 55 Railroad Avenue, Greenwich, Connecticut 06830.

Item 2(c).     Citizenship:

     See Item 2(a) above.

Item 2(d).     Title of Class of Securities:

     Common Stock, No par value (the "Common Stock")

Item 2(e).     CUSIP Number:

     42234A107

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a)  [ ] Broker or dealer registered under Section 15 of the Act,

          (b)  [ ] Bank as defined in Section 3(a)(6) of the Act,

          (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e)  [ ] Investment Adviser in accordance with Rule
                   13d-1 (b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     Not applicable.

CUSIP No. 42234A107                  13G/A                  Page 8 of 10 Pages

Item 4.        Ownership.

      A.   Tontine Financial Partners, L.P.
              (a) Amount beneficially owned: 118,065
              (b) Percent of class: 8.36% The percentages used herein and in the rest of Item 4 are calculated based upon the 1,411,895 shares of Common Stock issued and outstanding as of November 14, 2005 as reflected in the Company's Form 10-QSB for the quarterly period ended September 30, 2005.
              (c)(i) Sole power to vote or direct the vote: -0-
                (ii) Shared power to vote or direct the vote: 118,065
               (iii) Sole power to dispose or direct the disposition: -0-
                (iv) Shared power to dispose or direct the disposition: 118,065

      B.   Tontine Management, L.L.C.
              (a) Amount beneficially owned: 118,065
              (b) Percent of class: 8.36%
              (c)(i) Sole power to vote or direct the vote: -0-
                (ii) Shared power to vote or direct the vote: 118,065
               (iii) Sole power to dispose or direct the disposition: -0-
                (iv) Shared power to dispose or direct the disposition: 118,065

      C.   Jeffrey L. Gendell
              (a) Amount beneficially owned: 118,065
              (b) Percent of class: 8.36%
              (c)(i) Sole power to vote or direct the vote: -0-
                (ii) Shared power to vote or direct the vote: 118,065
               (iii) Sole power to dispose or direct the disposition: -0-
                (iv) Shared power to dispose or direct the disposition: 118,065

CUSIP No. 42234A107                  13G/A                  Page 9 of 10 Pages

Item 5.        Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

     TM, the general partner of TFP, has the power to direct the affairs of TFP, including decisions respecting the disposition of the proceeds from the sale of the shares of the Company. Mr. Gendell is the managing member of TM, and in that capacity directs its operations.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.     Identification and Classification of Members of the Group.

     See Item 2.

Item 9.     Notice of Dissolution of Group.

     Not applicable.

Item 10.    Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 42234A107                 13G/A                   Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  January 17, 2007

                                   /s/ JEFFREY L. GENDELL
                                   ---------------------------------------
                                   Jeffrey L. Gendell, individually, and as
                                   managing member of Tontine Management,
                                   L.L.C., general partner of Tontine Financial
                                   Partners, L.P.